UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045585

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SEC Mail Processing Section
FEB 25 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66636

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Hauswirth Investment Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 E. Buffalo Street
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy D. Cleveland (414) 431-6491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TJ 2/26/15

2/27/15

OATH OR AFFIRMATION

I, Nancy D. Cleveland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Hauswirth Investment Management, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Nancy D. Cleveland
Signature

Vice President
Title

[signature]
Notary Public

DAVID CHAPIN NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cleveland Hauswirth Investment Management, Inc.
Table of Contents

Year Ended December 31, 2014

CLEVELAND HAUSWIRTH INVESTMENT MANAGEMENT, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

CLEVELAND HAUSWIRTH
INVESTMENT MANAGEMENT, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

Walkowicz, Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA

Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA

William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Cleveland Hauswirth Investment Management, Inc.

We have audited the accompanying financial statements of Cleveland Hauswirth Investment Management, Inc. (a Wisconsin corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cleveland Hauswirth Investment Management, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cleveland Hauswirth Investment Management, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying computation of net capital and aggregate indebtedness schedule has been subjected to audit procedures performed in conjunction with the audit of Cleveland Hauswirth Investment Management, Inc.'s financial statements. The supplemental information is the responsibility of Cleveland Hauswirth Investment Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Waukesha, Wisconsin
February 14, 2015

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

Cleveland Hauswirth Investment Management, Inc.
Statement of Financial Condition
December 31, 2014

Assets

		2014
Current Assets		
Cash	$	42,853
Other prepaids		1,889
Total Current Assets		44,742
Equipment		
Office equipment		19,856
Total Equipment		19,856
Less: accumulated depreciation		(9,520)
Net Equipment		10,336
Other Assets		
Security deposit		4,000
Total Assets	$	59,078

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Financial Condition
December 31, 2014

Liabilities and Stockholders' Equity

	2014
Current Liabilities	
Accounts payable	$ 1,304
Total Current Liabilities	1,304
Stockholders' Equity	
Common stock	150
Paid in capital	18,678
Retained earnings	38,946
Total Stockholders' Equity	57,774
Total Liabilities and Stockholders' Equity	$ 59,078

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Income
Year Ended December 31, 2014

	2014
Revenue	
Advisory fees	$ 831,904
Insurance payments	994
Other	805
Total Revenue	833,703
Expenses	
Payroll and related benefits	517,541
Administration costs	4,600
Occupancy	56,858
Other operating expenses	132,139
Total Expenses	711,138
Net Income	$ 122,565

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2013	$ 150	$ 18,678	$ 31,557	$ 50,385
"S" distributions	-	-	(115,176)	(115,176)
Net Income	-	-	122,565	122,565
Balance, December 31, 2014	$ 150	$ 18,678	$ 38,946	$ 57,774

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

		2014
Cash Flows from Operating Activities		
Net Income	$	122,565
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		5,365
Changes in operating assets and liabilities:		
Other prepaids		(541)
Accounts payable		298
Net Cash Provided by Operating Activities		127,687
Cash Flows from Financing Activities		
"S" distributions		(115,176)
Net Cash Used in Financing Activities		(115,176)
Net Increase in Cash		12,511
Cash - Beginning of year		30,342
Cash - End of year	$	42,853

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Notes To Financial Statements
Year Ended December 31, 2014

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding Cleveland Hauswirth Investment Management, Inc.'s (the "Company's") financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on July 1, 2004. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange). The Company's principal business activity is to provide investment management services, education and advice to retirement plan sponsors and participants. The Company will also manage assets for individuals meeting a minimum asset level. Investment management is delivered from the platform of registered investment advisor.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash

At December 31, 2014 the Company maintained its cash at one financial institution in a bank deposit account, which never exceeded federally-insured limits.

Equipment

Equipment is recorded at cost and expenditures for additions and improvements, if material, are generally capitalized. Normal repairs and maintenance are expensed. The cost of assets sold or retired and the related accumulated depreciation are eliminated from the accounts in the year of disposition. Any related gain or loss is reflected currently in the statement of income.

The cost of equipment is depreciated over the estimated useful lives of the related assets using the straight-line method for book purposes. Depreciation expense amounted to $5,365 for the year ended December 31, 2014.

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as an S corporation for federal and state income tax purposes. The effect of this election provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Accordingly no provision for income taxes is reflected in the accompanying financial statements.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2011. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2010.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net minimum capital and required net capital were $5,000 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 3.14%.

Note 3 - Common Stock

Common stock consists of 9,000 shares authorized, 150 shares issued and outstanding $1 par value common shares.

Note 4 - 401(k) Plan

The Company has a safe harbor 401(k) plan. In order to qualify, an employee must be 21 years or older and have completed one month of service. The employee is then allowed to participate starting the first of the month following satisfaction of these criteria. The Company safe harbor matching contribution is equal to 100% of the employee's salary deferrals that do not exceed 3% of the employee's compensation plus 50% of the employee's salary deferrals between 3% and 5% of the employee's compensation.

The total contributed by the Company in 2014 for the safe harbor match contribution was $13,917.

Note 5 - Lease Commitment

The Company leases office space from an unrelated third party under a five year operating lease commencing on December 1, 2012 and expiring on January 31, 2017. They also lease 2 automobiles with 3 year terms. They also have a lease for a copier which commenced on October 25, 2013 and expires on October 25, 2016.

Cleveland Hauswirth Investment Management, Inc.
Notes To Financial Statements
Year Ended December 31, 2014

Note 5 - Lease Commitment (continued)

The minimum annual rentals for all leases, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2015	$ 61,904
2016	61,990
2017	46,959
	$ 170,853

Note 6 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2014. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 7 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended December 31, 2014 through February 14, 2015, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Cleveland Hauswirth Investment Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
Year Ended December 31, 2014

		2014
Net Capital Computation		
Stockholder's equity at year end	$	57,774
Deductions:		
Nonallowable assets:		
Other assets		(4,000)
Other prepaids		(1,889)
Net property and equipment		(10,336)
Net Capital	$	41,549
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	87
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	1,304
Aggregate Indebtedness	$	1,304
Percentage of Aggregate Indebtedness to Net Capital		3.14%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of *December 31*):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	41,468
Other items (net)		81
Net Capital	$	41,549

Walkowicz,
Boczkiewicz & Co., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

Edward J. Walkowicz, CPA
Valorie A. Boczkiewicz, CPA
Roxann V. Cowan, CPA
Shannon M. Roszak, CPA
Michelle A. Schkeryantz, CPA
William A. Silvers, CPA
Wendy L. Hanson
Kate K. Rasmussen

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Cleveland Hauswirth Investment Management, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Cleveland Hauswirth Investment Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cleveland Hauswirth Investment Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Cleveland Hauswirth Investment Management, Inc. stated that Cleveland Hauswirth Investment Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cleveland Hauswirth Investment Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cleveland Hauswirth Investment Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Walkowicz, Boczkiewicz & Co S.C.

Waukesha, Wisconsin
February 14, 2015

Phone: (262) 548-0444 • Fax: (262) 548-0935 • Website: www.wbcosc.com • Email: edw@wbcosc.com
1800 East Main Street, Suite 100 • Waukesha, Wisconsin 53186-3902

CLEVELAND HAUSWIRTH
investment management, inc.

Cleveland Hauswirth Investment Management, Inc.
SEC Rule 17a-5 Broker Dealer Exemption Report

Cleveland Hauswirth Investment Management, Inc. identifies the exemption provision in Rule 15c3-3 paragraph (k) which describes its operating model and reads as follows:

(k)(2)(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Without exception, Cleveland Hauswirth does not accept client funds or custody client assets. Clients are requested to make checks payable directly to the custodian, Charles Schwab Institutional, for deposit to their accounts.

Nancy D. Cleveland 2-12-2015

Nancy D. Cleveland Dated
Principal

243 E. Buffalo Street • Milwaukee, WI 53202 • (414) 431-6491 • FAX (414) 431-6492 • 1-866-340-0430
www.clevelandhauswirth.com